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                              June 16, 2023

       David Andrada
       Co-Chief Executive Officer
       Aura FAT Projects Acquisition Corp
       1 Phillip Street, #09-00
       Royal One Phillip, Singapore, 048692

                                                        Re: Aura FAT Projects
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 14, 2023
                                                            File No. 001-41350

       Dear David Andrada:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors, page 20

   1. With a view towards revised disclosure, please tell us whether your sponsor is, is controlled by, or has
substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity
associated with or otherwise involved in the transaction, such as the target, is, is
controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if
applicable, disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from
                                                        completing an initial
business combination and require you to liquidate. Disclose, if
 David Andrada
Aura FAT Projects Acquisition Corp
June 16, 2023
Page 2
      applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Andrada
                                                          Division of
Corporation Finance
Comapany NameAura FAT Projects Acquisition Corp
                                                          Office of Trade &
Services
June 16, 2023 Page 2
cc:       Andrew M. Tucker
FirstName LastName